March 15, 2006


Mail Stop 4561

By U.S. Mail and facsimile to (617) 422-8877

Mr. Donald R. Peck
Executive Vice President and Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA  02199-8157

Re:	The First Marblehead Corporation
      Form 10-K for the period ended June 30, 2005
	File No.  001-31825

Dear Mr. Peck:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Consolidation, page 36
1. Please tell us the combined size of the securitization vehicles which you determined not to be qualified special purpose entities
(QSPE) as defined under SFAS No. 140.

2. For the securitization vehicles which you determined not to be QSPEs, please tell us how you determined you are not the Primary Beneficiary under FIN 46(R). Provide an example of your FIN 46(R) analysis outlining the methodology and assumptions you used for a typical securitization transaction and for each of these vehicles, provide a summary showing:

* The majority owners investment percentage;

* The total variability within each investment traunche, and

* The amount of variability associated with your additional structural advisory fees and residual interests as compared to the total variability of the transaction.


* * * * *


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 with any other questions.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
Donald R Peck, Executive Vice President and Chief Financial
Officer
The First Marblehead Corporation
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